UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  2  )*

American Greetings Corporation

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

026375105

(CUSIP Number)

Daniel R. Tisch
c/o TowerView LLC
500 Park Avenue
New York, New York 10022
(212) 935-6655

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 026375105	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS TowerView LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,795,700
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,795,700
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,795,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) IV

Item 1.	Security and Issuer.

This statement relates to the Class A Common Shares (the “Common Shares”), of American Greetings Corporation, an Ohio corporation (the “Company”), whose principal executive offices are located at One American Road, Cleveland, Ohio 44114.

Item 2.	Identity and Background.

This statement is being filed by TowerView LLC (“TowerView”), a Delaware limited liability company whose principal office is located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.  TowerView’s principal business is investments.  TowerView is controlled by Daniel R. Tisch, whose present principal occupation is General Member, TowerView LLC, 500 Park Avenue, New York, New York 10022.  During the last five years, neither TowerView nor Daniel R. Tisch has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.  Daniel R. Tisch is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The $34,354,355.90 spent by TowerView to acquire the Common Shares beneficially owned by it were provided from TowerView’s working capital.

Item 4.	Purpose of Transaction.

TowerView on May 8, 2013 and May 22, 2013 communicated with representatives and two members of the Special Committee regarding the methodology and conclusions of the Special Committee regarding the proposal from the Weiss Family to acquire American Greetings.

TowerView expressed an opinion that the recommendation of Peter J. Solomon Company is flawed and that TowerView believes the shareholders of American Greetings would do better if the contemplated transaction was not consummated.

TowerView requested that Peter J. Solomon Company withdraw their fairness opinion and asked the two members of the Special Committee that they change their recommendation of the proposed transaction.

TowerView currently intends to vote against the transaction.

Page 3 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

TowerView has sole power to vote and sole power to dispose of an aggregate of 1,795,700 Class A Common Shares as of May 29, 2013, or 6.2% of the 29,017,268 Class A Common Shares that the Company reported as outstanding in the 10-K as filed with the Securities and Exchange Commission on May 9, 2013

TowerView effected transactions on the New York Stock Exchange and the third market in the Class A Common Shares of the Company during the 60 days preceding the filing of this statement as follows:

Date	Transaction	Quantity	Price per share
4/19/2013	Purchase	17,245	$18.2096

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to Be Filed as Exhibits.

None.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 29, 2013
TowerView LLC

By	/s/ Daniel R. Tisch
Daniel R. Tisch
General Member

Page 5 of 5 Pages